[Chapman and Cutler LLP Letterhead]

June 21, 2024

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust File Nos. 333-146827; 811-22135

Dear Ms. Browning:

This letter responds to your additional comments, provided by telephone regarding the registration statements filed on Form N-1A for Innovator ETFs Trust (the “Trust” or the “Registrant”) with the Securities and Exchange Commission (the “Commission”) on May 3, 2024 (each, a “Registrant Statement”, and collectively, the “Registration Statements”). The Registration Statements relate to the Innovator Equity Defined Protection ETF – 1 Yr July and Innovator Equity Defined Protection ETF – 6 Mo Jan/Jul (each, a “Fund” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

Comment 1

The Staff notes in the Registrant’s response to Comment 10 in its correspondence dated June 14, 2024, the Registrant stated that the Registration Statement was revised to include the Fund’s concentration policy in Item 4 and attendant risk disclosure. The Staff notes the revised Registration Statement did not include revised risk disclosure. Please confirm that the Fund will update its risk factors in the final Registration Statement.

Response to Comment 1

In accordance with the Staff’s comment, the following disclosure has been added to the second paragraph of the section entitled “Principal Investment Strategies”:

As of the date of this prospectus, through its use of FLEX Options on the Underlying ETF, the Fund is concentrated in the information technology sector.

Further, the following disclosure has been added to the first sentence of the “Information Technology Companies Risk”:

Through its use of FLEX Options on the Underlying ETF, the Fund is concentrated (i.e., holds 25% or more of its total assets) in the information technology sector.

Comment 2

Please confirm that the only material differences between the Innovator Equity Defined Protection ETF – 1 Yr July and Innovator Equity Defined Protection ETF – 6 Mo Jan/Jul are the Funds’ names, Outcome Periods and Caps.

Response to Comment 2

The Registrant confirms the only material differences between the Funds are the names of the Funds, the duration of the Outcome Period (1 year vs. 6 months) and the respective Cap for each Fund.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren